May 1, 2018

Mr. Robert F. Telewicz, Jr.

Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for fiscal year ended December 31, 2017

Filed February 23, 2018

File No. 001-32136

Dear Mr. Telewicz:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated April 27, 2018 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2017 of the Company (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter.  Each of the numbered comments set forth in bold below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the Company’s response to such comment.

Form 10-K filed on February 23, 2018

Notes to consolidated financial statements, page 75

Note 3 — Acquisition of our former manager’s agency platform, page 88

1.              We note your response to our prior comment.  Please provide the following additional information in order to help us better understand the transactions and the related accounting.  Please explain:

a.              the factors that influenced the structure of the transactions including if the option to terminate the management agreement (the “option contract”) was embedded in the acquisition agreement or if it is a separate agreement, and when the option contract was established;

Company Response:

The Company entered into an asset purchase agreement on February 25, 2016 (the “Asset Purchase Agreement”) to acquire the agency business (the “Agency Business”) of its external manager, Arbor Commercial Mortgage, LLC (the “Former Manager”). The Asset Purchase Agreement governed the prospective purchase by the Company of what was described therein as the “Included Business”, essentially the Former Manager’s Agency Business, including the origination, sale and servicing of agency mortgage loans, and all assets, liabilities and activities related thereto. However, the Asset Purchase Agreement did not convey to the Company any rights to other assets or activities of the Former Manager, which were described therein as the “Excluded Businesses”, which expressly included the Former Manager’s rights and obligations under the existing management agreement.

Pursuant to the terms of the Asset Purchase Agreement, upon consummation of the acquisition of the Agency Business, the Company and the Former Manager entered into an Option Agreement, which provided the Company a two year option to purchase, for $25 million, the existing management agreement with the Former Manager, thereby acquiring the Former Manager’s remaining employees (the “Management Team”), terminating the management agreement and fully internalizing the management of the Company, including the loan origination and underwriting functions of its structured business (as defined in Note 1 of the Filing). The Option Agreement was not “embedded” in the Asset Purchase Agreement, but rather represented a separate transaction from the acquisition of the Agency Business, which gave the Company an option, limited in duration, and at a separate price, to fully internalize its management.

The factors that influenced the Company to include, as a separate agreement, an option to terminate the management contract and internalize the Management Team, included the desire by the Company to have the ability to determine, at a later date and once the acquisition of the Agency Business was absorbed in the market, whether there was additional value in the market and operational efficiencies that could be realized in terminating the external management contract and internalizing the management structure.  This internalization would result in a dedicated workforce (as compared to a shared workforce with divided responsibilities with areas not related to the Company), the flexibility to manage the Company’s cash flow in connection with the timing of the acquisition, minimizing the risk of not controlling the ability to maintain the existing management agreement on acceptable terms and therefore having to potentially replace key high-level executive functions and other important operational and support functions with personnel with a similar level of experience, knowledge of the Company’s  business and expertise as the existing management employees. The Option Agreement also allowed the Company the opportunity to continue the existing management agreement, without internalizing the Management Team.

b.              if the Former Manager’s management services business was acquired simultaneously with the acquisition of the agency business or if only the management services employees were acquired under the option contract;

Company Response:

The Management Team was not acquired at the time of the closing of the acquisition of the Agency Business on July 14, 2016 and therefore, the Management Team remained employees of the Former Manager. The Management Team continued to provide services to the Company and the Excluded Businesses. All compensation (including bonuses) for the Management Team was paid by the Former Manager. The Management Team was not acquired until May 31, 2017, after the Company exercised its option under the Option Agreement. As summarized in response to a. above, the Option Agreement was entered into on July 14, 2016, the date of the closing of the acquisition of the Agency Business, but the Management Team were not acquired until May 31, 2017, when the option was exercised. Only the Agency Business employees were acquired on July 14, 2016.

c.               the key factors that resulted in your decision to exercise the option to terminate the management agreement;

Company Response:

The decision to exercise the Option Agreement and thereby fully internalize the Management Team was vested exclusively in the Special Committee of the Company’s Board of Directors, which consisted of four independent directors, who were advised by an independent investment banking firm and by independent counsel. The Committee’s decision was based on a number of factors, including the additional value the Company would receive in the market from having a fully internalized Management Team, its desire to have full control over all of its senior management team (including compensation, bonuses, promotions, benefits, training, hiring, etc.), to avoid the loss of services of key members of the Former Manager.  The Company also considered that it would add significant value to the Company’s operations to have a fully internalized Management Team with extensive history with its operations and who would dedicate their time to only Company matters, rather than splitting its time between Company matters and Former Manager matters. There were no separate agreements with the Management Team and the Former Manager had the ability to enter into other businesses and allocate additional Management Team time to such businesses. Upon exercise of the option, the Management Team became dedicated to the Company and the Company controlled compensation, promotions, assignments, etc. of the Management Team. The Company concluded the approach of internally developing the services provided by the management services business would result in substantial additional costs to replace such services and would threaten the Company’s ability to operate its business successfully.

d.              if you considered the option contract to be part of the acquisition of the agency business or if it is a separate business acquisition, and what was the value of the option contract at July 14, 2016;

Company Response:

As a condition to the consummation of the acquisition of the Agency Business, the Company and the Former Manager entered into an Option Agreement, which was a separate agreement from the Asset Purchase Agreement and related to the Company’s decision whether to fully internalize the Management Team. At the time of the closing of the acquisition of the Agency Business, with the assistance of a valuation specialist, the Company concluded that the Option Agreement approximated fair value as of July 14, 2016 and would not have an impact on its allocation of purchase price analysis as of July 14, 2016.

e.               to the extent the exercise of the option contract is considered a separate acquisition transaction, explain to us whether other identifiable intangible assets or liabilities were acquired as part of the transaction (e.g. above/below market value of other management agreements);

Company Response:

The Company considered the termination of the existing management agreement and acquisition of the Management Team to represent a separate acquisition transaction from the acquisition of the Agency Business. The Company acquired only the approximately 100 management services employees and did not acquire any other intangible assets or liabilities. There were no other management agreements acquired as no other agreements existed at the time of acquisition.

In accounting for this transaction, the Company concluded that the exercise of the Option Agreement resulted in the acquisition of the inputs and processes applied to those inputs that have the ability to create outputs, as defined under FASB’s ASC 805-10-55-4, and accordingly, the management services business met the definition of a business. The Company concluded the acquired set of activities is capable of being operated as a business from the viewpoint of a market participant.

The inputs of the management services business represent the employees. The processes represent the following:

1.              Underwriting and origination of bridge loans and investments for the Company’s structured business and strategic management of the structured business pipeline; and

2.              Operational and resource management processes associated with management of a public REIT.

Outputs would include management functions that can be outsourced to market participants. Outputs include the following:

1.              Origination and underwriting of bridge loans;

2.              Lower operating costs;

3.              Effective operation of the IT systems (no IT software, data, or processes were acquired);

4.              Preparation and filing of the Company’s tax return, evaluation of tax positions, and tax planning expertise;

5.              Legal expertise; and

6.              Treasury’s management and oversight of cash transactions, which includes the expertise to manage cash activity related to collateralized loan obligation vehicles.

A market participant would be able to integrate the set of acquired activities with its own operations and achieve reduced operational risks, as well as increase its structured loan origination pipeline and ability to properly manage the pipeline.

With the assistance of a valuation specialist, the Company evaluated the identifiable assets assumed (there were no liabilities assumed or any noncontrolling interest in the management services business). As part of this analysis, the only identifiable asset acquired was an assembled workforce. The purchase price exceeded the value of the assembled workforce, resulting in goodwill.

f.                what services are provided by the employees associated with the management services business as opposed the agency business.

Company Response:

The management services business includes a structured finance department that focuses on managing the complete flow of bridge loan production, including bridge loan origination, transaction screening, underwriting, relationship management, bridge loan closing and asset management. The majority of employees of the management services business provide operational and resource management services associated with the management of the Company. This includes providing the functions typically expected of the following departments: finance (including financial reporting and investor relations), marketing, information technology, compliance, human resources, treasury, and other support functions, as well as senior executives such as the chief financial officer and general counsel functions. The Management Team possesses expertise in originating bridge loans and collateralized loan obligation vehicle management.

The Agency Business employees that were acquired on July 14, 2016 are primarily focused on sourcing originations that conform to the specific underwriting requirements of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, HUD and CMBS programs (the “government-sponsored enterprises”), providing underwriting services and processing approvals for these loans, and monitoring and analyzing loan performance from closing to payoff, including servicing the loans.

Agency Business employees have no role in the overall operations and management of the Company outside of the agency loan process and additionally, have no role in the Company’s structured business as the underlying loan products are inherently different. Whereas the Company’s Agency Business focuses on the origination, sale, and servicing of a range of multifamily finance products that conform to the underwriting standards of the government-sponsored enterprises and that are long-term in nature, the Company’s structured business is focused primarily on short-term bridge loans to borrowers who are typically seeking short-term capital to use in an acquisition of property.

In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.

Should the Staff have any additional questions, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer